Exhibit 12.1
Computation of ratio of earnings to fixed charges

	Year Ended December 31,
	2004 (1)	2005 (1)	2006	2007	2008
	(Dollars in thousands)
Earnings before fixed charges:
Income/(loss) from continuing operations before income taxes, minority interest and income/(loss) from equity investees	$29,142	$1,776	$(32,743)	$(59,367)	$(85,319)
Add fixed charges	1,700	15,047	12,196	13,211	14,105
Add amortization of capitalized interest	—	—	—	—	—
Add distributed income of equity investees	—	—	—	—	—
Subtract capitalized interest	—	—	—	—	—

Income/(loss) before fixed charges	$30,842	$16,823	$(20,547)	$(46,156)	$(71,214)

Fixed charges:
Interest expense	$—	$12,608	$9,680	$10,495	$11,208
Amortization of debt issuance costs	—	739	516	516	597
Estimate of interest expense within rental expense	1,700	1,700	2,000	2,200	2,300
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

Total fixed charges	$1,700	$15,047	$12,196	$13,211	$14,105

Deficiency of earnings available to cover fixed charges	$—	$—	$32,743	$59,367	$85,319

(1)	For the years ended December 31, 2005 and 2004, the ratio of earnings to fixed charges was 18 and 1, respectively.